Marc Adesso Akerman LLP 500 West 5th Street Suite 1210 Austin, TX 78701 marc.adesso@akerman.com

March 4,2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C., 20549

Attn: Austin Pattan and Jan Woo

Re:	iOThree Limited Registration Statement on Form F-1 Filed January 24, 2024 File No. 333-276674

Dear Mr. Pattan and Ms. Woo:

iOThree Limited (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”) submitted to the Securities and Exchange Commission (the “Commission”) on January 24, 2024. On behalf of the Company, we are responding to comments provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. In conjunction with these responses, we have live filed today with the Commission Amendment No. 1 to the Company’s Registration Statement on Form F-1 (the “Amendment”).

Registration Statement on Form F-1

Risk Factors

Risks Related to Ownership of Our Securities, page 29

1. We note that page 33 of your Amended and Restated Memorandum and Articles of Association contains a provision designating the courts of the Cayman Islands as the sole and exclusive forum for disputes arising under the Companies Act and the federal district courts of the Southern District of New York as the sole and exclusive forum for complaints under the federal securities laws. Please add a risk factor clearly describing these provisions and the risks they pose to investors, including a discussion of any uncertainties with respect to the enforceability of these provisions.

RESPONSE: The Company notes the Staff’s comment and has added such a risk factor in the Amendment.

akerman.com

iOThree Limited

March 4, 2024

Capitalization, page 38

2. Please revise to label the column that gives effect to the sale of 2,334,239 Ordinary Shares as "Pro Forma".

RESPONSE: The Company notes the Staff’s comment and has revised the label on the column accordingly in the Amendment.

3. Please provide us with the reconciliations of the amounts in the pro forma columns for each line item after revisions have been made to the Actual amounts as of September 30, 2023 as discussed in comment 6 below.

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure accordingly in the Amendment.

4. Please revise to reflect the impact of the receipt of the offering proceeds on Cash and Cash equivalents in the pro forma columns.

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure accordingly in the Amendment.

Dilution, page 39

5. Please revise your historical net tangible book value as of September 30, 2023 to be total net assets less intangible assets of $416,767 and deferred offering costs of $446,867 and revise your description of the calculation accordingly.

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure accordingly in the Amendment.

Consolidated Balance Sheets, page F-33

6. You disclose on page F-37 that the financial statements are prepared as if the reorganization became effective as of the beginning of the first period presented. Further, you state on page F-56 that after the reorganization iOThree Cayman has 100,000 Ordinary Shares outstanding. Accordingly, please revise the financial statements, including the Statements of Changes in Shareholder’s Equity, to appropriately reflect the reorganization as if it became effective as of the beginning of the first period presented. Similar revisions should be made to the Interim Financial Statements as well as the “Actual” column and related footnotes in Capitalization on page 38.

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure accordingly in the financial statements included in the Amendment.

iOThree Limited

March 4, 2024

7. As the dividend accrual is now reflected in the historical financial statements as of September 30, 2023, please revise to remove the pro forma column here.

RESPONSE: The Company notes the Staff’s comment and has removed the pro forma column accordingly in the financial statements included in the Amendment.

General

8. The consent filed as Exhibit 23.1 references an audit report dated January 23, 2024; however, the report on page F-32 is dated January 24, 2024. Please revise.

RESPONSE: The Company has coordinated with its auditor to ensure that the date of the audit report and the auditor’s consent filed as Exhibit 23.1 are the same date.

***

Please note that the Company has included certain changes in the Amendment other than those in response to the Staff’s comments, such as updating the status of the reorganization.

We appreciate the opportunity to respond to your comments. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely,

/s/ Marc Adesso, Esq.
Akerman LLP

cc:	Eng Chye Koh
Chief Executive Officer

Fui Chu Lo
Chief Financial Officer